                                                                    EXHIBIT 99.1


[VIVENDI UNIVERSAL LOGO]



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NOTE TO READERS: Vivendi Universal today provided actual revenue information for
2001 and 2000 to `Balo', an official French business newspaper, for publication in accordance with French regulatory requirements. As actual 2000 revenues only include 23 days of Seagram's operations, year-on-year comparisons are not meaningful and thus the company has included proforma information below. For additional information and discussion of revenue from the company's environmental services businesses, please refer to Vivendi Environnement's press release dated February 4, 2002.
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                  VIVENDI UNIVERSAL REPORTS 10% REVENUE GROWTH
                               FOR FULL YEAR 2001


PARIS, FEBRUARY 11, 2002 -- Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] today announced that the company's Media and Communications businesses reported proforma revenue growth of 9% for the year ended December 31, 2001, reaching
28.9 billion euros. Revenue growth was 10% using the 2000 perimeter excluding Universal Film, exactly in line with management estimates given 12 months ago.

Jean-Marie Messier, Chairman and CEO of Vivendi Universal, stated, "I am pleased that we achieved our ambitious target of 10% organic revenue growth in 2001, for the businesses resulting from Vivendi's merger with Seagram and Canal+. Organic growth is, more than ever in today's markets, the most important strength of Vivendi Universal. Achieving the highest level of growth in our industry is a big differentiation of Vivendi Universal, and the operating management deserves recognition for fulfilling their growth objectives and outperforming their peers in a difficult year. Our 2001 results give us confidence that we can achieve our growth targets again in 2002."

                      VIVENDI UNIVERSAL ACTUAL AND PROFORMA
                        REVENUE RESULTS FOR 2001 VS. 2000


                                             Year Ended December 31
                                      Actual            Pro Forma (2)         %
                                 2001     2000 (1)     2001       2000     Change
                                            (In millions of euros)
REVENUES

     Music                     E  6,560   E    495   E  6,560   E  6,611     -1%

     Publishing                   4,286      3,540      4,722      4,497      5%

     TV & FILM                    9,501      4,248      9,501      8,795      8%

     Telecoms                     7,639      5,270      7,977      6,458     24%

     Internet                       129         48        184        135     36%

     Media & Communications      28,115     13,601     28,944     26,496      9%

     Environment Services        29,094     26,294     29,094     26,294     11%

     Non-core businesses            151      1,685        151        261    -42%

TOTAL VIVENDI UNIVERSAL        E 57,360   E 41,580   E 58,189   E 53,051     10%


      1) Media and Communications includes revenues of the acquired Seagram operations (excluding spirits and wine business) since December 8, 2000. Vivendi Environnement's 2000 revenue is presented in accordance with its new definition, which includes operating subsidies and excludes revenues related to construction for internal use assets.

      2) The proforma information illustrates the effect of the merger between Vivendi, Seagram and Canal Plus, the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com and the disposition of certain interests in Sithe and France Loisirs, as if these transactions had occurred at the beginning of 2000. The proforma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired or disposed businesses in each year presented and includes no other adjustments. The proforma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2000.


Proforma revenue growth in 2001 was driven by strength in each of the companies operating segments:

      - Vivendi's Telecoms segment achieved 24% revenue growth in 2001 driven by about 61% revenue growth in Cegetel's fixed line revenue and over 21% growth in SFR's revenue. Proforma revenue growth at Maroc telecom reached nearly 14%.

      - Vivendi's TV & Film segment revenue grew 8% owing to strong revenue increases at StudioCanal, Universal Studios Film, CanalSatellite and Telepiu. Strength at StudioCanal was driven by successful produced films (Brotherhood of Wolf, Une Hirondelle a fait le Printemps and Belphegor) as well as acquired film distribution rights (What Women Want, Bridget Jones' Diary and Traffic). Universal Studios Film revenue benefited from strong box office and video/DVD sales of The Mummy Returns, and Jurassic Park 3 as well as strong box office performance of American Pie 2, The Fast and The Furious and Bridget Jones's Diary. Revenue growth at CanalSatellite was attributable to 14% higher subscriptions, coupled with price increases. Telepiu's revenue growth was attributable to price increases and growing ancillary revenue streams. Overall, Canal+ group revenues rose nearly 13% in 2001.

      - Publishing revenue increased 5% driven primarily by strength at its two businesses for the future: Games and Education. Games revenue grew 23% in 2001, and Education grew 9%.

      - Music revenue was essentially flat in 2001, representing strong performance in a down market. Strength in Europe (up 3%) and Music Publishing (up 11%) was offset by market declines in Latin America (down over 20%). Revenue in North America was essentially flat. UMG increased its worldwide market share in 2001, representing more than 1 out of every 5 albums sold worldwide, 1 out of every 4 albums sold in the US, and 1 out of every 3 albums sold in France. Top selling albums in 2001 were Shaggy, O Brother (OST), Enrique Iglesias, Blink 182 and Limp Bizkit.

      - Internet segment revenue grew 36% in 2001 driven by higher revenue at VU Net in the US and Europe. In the US, Flipside revenues doubled and VU Net introduced 4 new sites. In Europe, all existing sites reported strong revenue growth and VU Net launched 5 new sites in 2001.

In the fourth quarter, despite the difficult operating environment in the wake of September 11th, Vivendi Universal's Media and Communications businesses revenue growth at 9% was consistent with 2001 full year reported revenue growth.

In 2002, Vivendi's priority for 2002 is internal growth, with revenue growth expected to be at least 10%.




A message from Jean Marie Messier, chairman and CEO of Vivendi Universal, had been presented to all Vivendi Universal's employees. It is possible to view it on Vivendi Universal's website (www.vivendiuniversal.com)

ABOUT VIVENDI UNIVERSAL:

Media and Communications and Environmental Services: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. The Music business is conducted through Universal Music Group, the world's leading music company, which develops, acquires, manufactures, markets and distributes recorded music through wholly owned operations or licensees in 63 countries around the world. Universal Music Group's other businesses also include one of the world's largest music publishing companies, which involves the acquisition of rights to, and licensing of, musical compositions. The Publishing business is a worldwide content leader in its core markets: publishing, including education and literature, games, and consumer press It provides content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs (Personal Digital Assistants) via WAP (Wireless Application Protocol) technology. The TV and Film business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay-TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The Telecoms business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The Internet business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. Vivendi Environnement is a 63-percent owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe.

IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; and that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.


     CONTACTS

     MEDIA RELATIONS:                   INVESTOR RELATIONS:
     PARIS                              PARIS
     Esquirou Martine                   Laurence Daniel
     +33 (1).71.71.3120                 +33 (1).71.71.1233
     Antoine Lefort                     NEW YORK
     +33 (1).71.71.1180                 Laura Martin
     Alain Delrieu                      +(1) 212.572.7416
     +33 (1).71.71.1086                 Eileen McLaughlin
     NEW YORK                           +(1) 212.572.8961
     Anita Larsen
     +(1) 212.572.1118
     Mia Carbonell
     +(1) 212.572.7556